SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                        FOUNDATION COAL HOLDINGS, INC.

-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share

-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   35039W100


-------------------------------------------------------------------------------
                                (CUSIP Number)

                              Prakash A. Melwani
                           c/o The Blackstone Group
                   345 Park Avenue, New York, New York 10154
                                (212) 583-5000

-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:

                             David Lieberman, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017

                                January 7, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

CUSIP No. 35039W100                    13D                   Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

     Blackstone Management Associates IV L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)   _

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,514,758 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,514,758 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,514,758 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________

CUSIP No. 35039W100                    13D                   Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

     Blackstone FCH Capital Parnters IV L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)   _

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,089,020 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,089,020 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,089,020 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No. 35039W100                    13D                   Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blackstone Family Investment Partnership IV-A L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)   _

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         425,738 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    425,738 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     425,738 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No. 35039W100                    13D                   Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter G. Peterson

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)   _

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,514,758 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,514,758 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,514,758 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP No. 35039W100                    13D                   Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen A. Schwarzman

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)   _

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,514,758 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,514,758 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,514,758 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

     Responses to each item of this Statement on Schedule 13D (this "Schedule 13D") are incorporated by reference into the response to each other item, as applicable.

Item 1.  Security and Issuer

     This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Foundation Coal Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090-2227.

Item 2. Identity and Background

     This Schedule 13D is being filed jointly by Blackstone Management Associates IV L.L.C., a Delaware limited liability company ("BMA"), Blackstone FCH Capital Partners IV L.P., a Delaware limited partnership ("BCP IV"), Blackstone Family Investment Partnership IV-A L.P., a Delaware limited partnership ("BFIP IV" and, together with BCP IV, the "Blackstone Funds"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

     The principal business of the Blackstone Funds is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA consists of performing the functions of, and serving as, the general partner of the Blackstone Funds. The principal business address of each of the Blackstone Funds and BMA is 345 Park Avenue, New York, New York 10154.

     Messrs. Peterson and Schwarzman are the founding members (the "Founding Members") of and control BMA. Each of the Founding Members is a United States citizen. The principal occupation of each of the Founding Members is serving as a principal executive officer and director of BMA and the Blackstone Funds. The business address of the Founding Members is 345 Park Avenue, New York, New York 10154.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D is being filed in connection with the acquisition by the Blackstone Funds of an aggregate of 1,272,602 shares of Common Stock as a result of a stock dividend paid by the Issuer on January 7, 2005, to stockholders of record as of December 8, 2004.

     The shares of Common Stock held by the Blackstone Funds prior to the initial public offering of Common Stock were acquired as follows:

     On July 30, 2004, pursuant to its Amended and Restated Limited Liability Operating Agreement, Foundation Coal Holdings, LLC ("LLC") granted membership interest to the Blackstone Funds in exchange for cash capital contributions. BCP IV received 39.9% of the member units of LLC in exchange for a $78,214,000 investment, and BFIP IV received 2.1% of the member units of LLC in exchange for a $4,117,000 investment. The Blackstone Funds cash contribution of approximately $82.3 million was funded by capital contributions from their investors.

     The Issuer and FC 2 Corp. ("FC2") were incorporated in Delaware on July 19, 2004. On July 30, 2004, LLC contributed the shares of its subsidiary, Foundation Coal Corporation ("FCC"), to the Issuer in exchange for 100 shares of common stock of the Issuer. The Issuer then contributed the shares of FCC into FC2 in exchange for 100 shares of common stock of FC2. Upon the completion of these exchange transactions, the Issuer, FC2 and FCC were direct or indirect wholly owned subsidiaries of LLC.

     On July 30, 2004, FCC completed the acquisition of the direct and indirect subsidiaries engaged in coal mining in North America then owned by RAG Coal International AG. On August 10, 2004, the Issuer effected a 196,000-for-one stock split. On August 17, 2004, LLC was merged with and into the Issuer. As a result of the merger, the members of LLC received one share of the Issuer's common stock for each unit of membership interest in LLC and the Issuer became the successor in interest to LLC.

Item 4. Purpose of Transaction

     In connection with the Issuer's initial public offering, which closed on December 14, 2004, the Issuer sold an aggregate of 23,610,000 shares of Common Stock to a syndicate of underwriters in a firm commitment underwritten offering for aggregate net proceeds of approximately $487 million. Subsequent to the Issuer's initial public offering, the issuer sold an additional 511,900 shares to the underwriters upon the exercise of the underwriters' over-allotment option.

     Immediately prior to the consummation of its initial public offering, the Issuer declared three dividends, which were paid to its existing stockholders on the record date set for those dividends. The first dividend was a cash dividend paid on December 29, 2004, of approximately one million dollars, of which approximately $420,000 was paid to the Blackstone Funds. The second dividend was a cash dividend of approximately $432.9 million paid on January 4, 2005, of which approximately $188.7 million was paid to the Blackstone Funds. The third dividend was a stock dividend of approximately 3 million shares paid on January 8, 2005, of which approximately 1.3 million shares were delivered to the Blackstone Funds. The number of shares delivered pursuant to the third dividend was determined so that the number of shares dividended was equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from the Issuer pursuant to their option.

     As of the date hereof, the Blackstone Funds own an aggregate of approximately 19.1% of the outstanding shares of the Issuer.

     All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

     Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). The information contained on the cover pages to this
Schedule 13D is incorporated herein by reference. BCP IV and BFIP IV, acting through their sole general partner BMA, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock respectively owned by them. As a result, for purposes of section 13(d) of the Act, BMA may be deemed to beneficially own the shares of Common Stock directly owned by the respective Blackstone Funds of which it is the general partner. The Reporting Persons have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by BMA. As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA may be deemed to beneficially own. Each of BMA and each Founding Member disclaims beneficial ownership of such shares.

     (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

     On August 17, 2004, the Issuer entered into a registration rights agreement that provides that, in connection with a public offering and sale, each of the sponsors will, in certain circumstances, have the ability to require the Issuer to register its shares of common stock. In addition, in connection with other registered offerings by the Issuer, holders of shares of common stock will have the ability to exercise certain piggyback registration rights with respect to such shares.

Amended and Restated Stockholders Agreement

     The Issuer has entered into a stockholders agreement with First Reserve Fund IX, L.P. ("First Reserve"), the Blackstone Funds and AMCI Acquisitions LLC ("AMCI") and certain management stockholders. On October 4, 2004, the Issuer entered into an amended and restated stockholders agreement with its current stockholders, which agreement became effective upon the consummation of its initial public offering.

     The stockholders agreement provides that the board of directors will consist of eight members. The board may be subsequently expanded to include such additional independent directors as may be required by the rules of any exchange on which shares of the Issuer's common stock are traded. Each of the Blackstone Funds and First Reserve will designate three nominees for election. The Blackstone Funds and First Reserve will also designate one joint nominee. The board of directors will designate the other nominee who must be "independent" as such term is defined by The New York Stock Exchange rules, but such nominee must be reasonably acceptable to both the Blackstone Funds and First Reserve. If at any time, either the Blackstone Funds or First Reserve and their affiliates as a group beneficially own less than 66-2/3% of the aggregate number of shares owned by the other, then such sponsor will only be entitled to designate two directors, and if at any time either the Blackstone Funds or First Reserve and their affiliates as a group own less than 33-1/3% of the aggregate number of shares owned by the other, then such sponsor will only be entitled to designate one director.

     All significant decisions involving the Issuer require the approval of its board of directors, acting by a simple majority vote; provided however that so long as each of the Blackstone Funds and First Reserve is entitled to designate at least two nominees for election and at least one of such designees is serving as a director and the Blackstone Funds and First Reserve collectively own at least 20% of the outstanding shares of the Issuer's common stock, then the approval of at least one director solely designated by First Reserve and the approval of at least one director solely appointed by the Blackstone Funds will also be required for certain actions, such as the appointment, removal or termination of the Issuer's chief executive officer or other senior officers; the issuance or reclassification of any of the Issuer's stock or other securities; any declaration or payment of dividends; any purchase, sale, lease, encumbrance, transfer or other acquisition or disposition of any of its assets having an aggregate value in excess of $20 million; any merger, consolidation, conversion, business combination or joint venture involving us or any of the Issuer's subsidiaries; any transaction involving the Issuer on the one hand, and the sponsors or their affiliates on the other; any incurrence of indebtedness in excess of $20 million; the approval of the Issuer's operating budget, capital budget and/or business plan; and the incurrence of any unbudgeted capital expenditures in excess of $10 million.

     References to, and descriptions of, the amended and restated stockholders agreement as set forth in this Item 6 are qualified in their entirety by reference to the Amended and Restated Stockholders Agreement filed as Exhibit
4.2 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1, filed with the Commission under the Securities Act on October 22, 2004, which is incorporated as an exhibit to this Schedule 13D.

Lock-Up Agreements

     In connection with the consummation of the Issuer's initial public offering, on December 14, 2004, each of the Reporting Persons entered into a lock-up agreement (the "Lock-Up Agreements") with the underwriters whereby such person agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 180 days from December 8, 2004, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., with certain exceptions.

     References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up Agreement filed as Exhibit A of Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1, filed with the Commission under the Securities Act on October 22, 2004, which is incorporated as an exhibit to this Schedule 13D.

Company Opportunity Letter

     On August 17, 2004, the Issuer entered into a letter agreement with the Blackstone Funds and First Reserve (each, a "Sponsor Stockholder") whereby the parties agreed that in the event the Issuer pursues a potential transaction or matter which may be an investment or business opportunity or prospective economic or competitive advantage in which the Issuer could have an interest or expectancy (each, a "Company Opportunity") which is also being pursued or may be pursued by an affiliate of a Sponsor Stockholder, such Sponsor Stockholder shall implement appropriate "Chinese wall" procedures and other formal precautions and shall act in good faith in respect of its dealings with the Company so as not to disadvantage the Issuer with respect to the pursuit of any such Company Opportunity, including, without limitation, through the sharing by such Sponsor Stockholder (or any of its representatives) of confidential information with such affiliate (or any persons employed by a Sponsor Stockholder acting as a director or executive officer of such affiliate) or the exercise of voting rights with respect to the pursuit of such Company Opportunity

Item 7. Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

Exhibit           Title

1. Joint Filing Agreement, dated January 14, 2005, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

2. Amended and Restated Stockholders Agreement, dated as of October 4, 2004, by and among Foundation Coal Holdings, Inc., Blackstone FCH Capital Partners IV, L.P., Blackstone Family Investment Partnership IV-A L.P., First Reserve Fund IX, L.P., AMCI Acquisition, LLC and the management stockholders thereto (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to Foundation Coal Holdings, Inc.'s, Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 22, 2004 (file number 333-118427)).

3. Registration Rights Agreement, dated August 17, 2004, by and between Foundation Coal Holdings, LLC, the Sponsor
               Stockholders, the Investor Stockholders and the management stockholders and any other person that shall from and after the date thereof acquire or otherwise be the transferee.

4.             Form of Lock-Up Agreement among Foundation Coal Holdings, Inc.
               and the other parties named therein (incorporated herein by reference to Exhibit A of Exhibit 1.1 to Amendment No. 2 to Foundational Coal Holdings, Inc.'s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 22, 2004 (file number 333-118427)).

5. Company Opportunity Letter, dated August 17, 2004, among Foundation Coal Holdings, Inc. and the other parties named therein

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.


Dated: January 14, 2005


                              BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

                                   /s/ Prakash A. Melwani
                              By:  -----------------------------------
                                   Name: Prakash A. Melwani
                                   Title: Member



                              BLACKSTONE FCH CAPITAL PARTNERS IV L.P.

                              By: Blackstone Management Associates IV L.L.C., its General Partner


                                   By:  /s/ Prakash A. Melwani
                                        -----------------------------------
                                        Name: Prakash A. Melwani
                                        Title: Member


                              BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

                              By: Blackstone Management Associates IV L.L.C., its General Partner


                                   By:  /s/ Prakash A. Melwani
                                        -----------------------------------
                                        Name: Prakash A. Melwani
                                        Title: Member



                                   /s/ Peter G. Peterson
                              -----------------------------------
                              PETER G. PETERSON


                                   /s/ Stephen A. Schwarzman
                              -----------------------------------
                              STEPHEN A. SCHWARZMAN

                                                                      Exhibit 1


                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Foundation Coal Holdings, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 14, 2005.


                              BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.


                              By:   /s/ Prakash A. Melwani
                                   -----------------------------------
                                   Name: Prakash A. Melwani
                                   Title: Member



                              BLACKSTONE FCH CAPITAL PARTNERS IV L.P.

                              By: Blackstone Management Associates IV L.L.C., its General Partner


                                   By:  /s/ Prakash A. Melwani
                                        -----------------------------------
                                        Name: Prakash A. Melwani
                                        Title: Member

                              BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

                              By: Blackstone Management Associates IV L.L.C., its General Partner


                                   By:  /s/ Prakash A. Melwani
                                        -----------------------------------
                                        Name: Prakash A. Melwani
                                        Title: Member


                              /s/ Peter G. Peterson
                              -----------------------------------
                              PETER G. PETERSON


                              /s/ Stephen A. Schwarzman
                              -----------------------------------
                              STEPHEN A. SCHWARZMAN